
January 27, 2023

Anthony Terry
Executive Vice President and Chief Financial Officer
Marriott Vacations Worldwide Corporation
9002 San Marco Court
Orlando, FL 32819

   Re: Marriott Vacations Worldwide Corporation
     Form 10-K for the fiscal year ended December 31, 2021
     Filed March 1, 2022
     File No. 001-35219

Dear Anthony Terry:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Kathy Pighini